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May 22, 2007

Via Edgar, Email and Federal Express

Ms. Kathryn Jacobson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3720

Washington, DC 20549

Re:	Viacom Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 1-32686

Dear Ms. Jacobson:

On behalf of our client, Viacom Inc. (“Viacom” or the “Company”), set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated May 2, 2007 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2006. For the purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 as its “Annual Report on Form 10-K.” For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

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MUNICH      |      NEW YORK      |      PARIS      |      ROME      |      SAN FRANCISCO      |      SÃO PAULO      |      SINGAPORE      |      TOKYO      |      TORONTO      |      WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Operating Activities, page 49

1.

We note that you entered into two film financing arrangements that in most cases sell a partial copyright interest in a slate of films, on a film-by-film basis, to third party investors. Since the investors have acquired full risk for their proportionate ownership in title to each film, you recorded the amounts received for the sale of copyright interest as a reduction of the cost of the film. Please cite your basis of accounting for the subject arrangements. Tell us in more detail the terms of the arrangements and whether investors will assume their share of participation costs, if any.

In September 2006, the Company entered into a film financing arrangement with **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**. In December 2006, the Company entered into a film financing arrangement with **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**collectively, the “Film Funds”) **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**. As the Company disclosed in its Annual Report on Form 10-K, in most cases the Film Funds buy a partial copyright interest in a slate of films, on a film-by-film basis, from Paramount Pictures Corporation (“Paramount”). Summarized key terms of each Film Fund are provided below.

**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** To the extent the Company holds copyright in the film, **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** receive a percentage (the “film investment percentage”) of such copyright **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** in the specific film.

**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** invests on a film-by-film basis **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**. **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** shares in the economic risks and returns in each film in accordance with its film investment percentage **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**.

Similar to the **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** , film investments in the **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** are made on a film-by-film basis **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**. To the extent the Company holds copyright in the film, **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** receive a percentage of such copyright **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** in the specific film equal to its film investment percentage. **CONFIDENTIAL TREATMENT REQUESTED BY

VIACOM INC. PURSUANT TO RULE 83**shares in the economic risks and returns in each film in accordance with its film investment percentage**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**.

In reaching its accounting conclusions, the Company considered the provisions of Statement of Position No. 00-2, “Accounting by Producers or Distributors of Films” (“SOP 00-2”) and Emerging Issues Task Force (“EITF”) No. 88-18, “Sale of Future Revenues” (“EITF 88-18”). The Company’s accounting for the initial investment and related participations depends on whether or not it has sold a partial copyright interest in the film.

To date, the Company has sold a partial copyright interest in each film subject to the Film Funds and therefore the Company follows the provisions of SOP 00-2 in accounting for the films included in the Film Funds. As such, proceeds received from the Film Funds are deducted from each film’s cost previously capitalized as film inventory on the Company’s Balance Sheet. Amounts due to the Film Funds are included in each film’s ultimate as a component of participations. Participations due to Film Funds are accrued as an expense in the Company’s Statement of Earnings utilizing the ultimate accounting model consistent with the provisions of SOP 00-2.

For films in which the Company does not hold a copyright interest, the Company respectfully notes that paragraph 92(d) of SOP 00-2 stipulates that EITF 88-18 is the relevant guidance. In evaluating the provisions of EITF 88-18, the Company applies the six factor test set forth in EITF 88-18, i.e., if any one factor is present a rebuttable presumption exists that classification of the proceeds received from investors as debt is appropriate. One such factor is “the enterprise has significant continuing involvement in the generation of cash flows due the investor.” Given the Company’s involvement in the production and distribution of the films, the Company respectfully submits that it satisfies this condition. Accordingly, in the instances the Company is unable to sell a partial copyright interest in a film, proceeds received from the Film Funds would be classified as debt on the Company’s Balance Sheet and related interest expense calculated under the interest method would be included as a component of operating income in the Company’s Consolidated Statement of Earnings.

Capital Resources, page 52

2.	We note your statement that “net debt, along with total debt, is a useful component in the measurement of (y)our capital structure.” Please disclose
•	the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations; and
•	to the extent material, the additional purposes, if any, for which you use the non-GAAP financial measure, if not otherwise disclosed.

Refer to the Final Rule: Conditions for Use of Non-GAAP Measures at

http://www.sec.gov/rules/final/33-8176.htm

The Company believes that net debt, along with total debt, is a useful component in the measurement of its capital structure for investors and readers of its financial statements as a meaningful measure of the Company’s leverage. At the date of the Company’s financial statements, reducing total debt by cash on hand allows investors and readers of the Company’s financial statements to assess the amount of cash available to potentially repay short term debt, such as commercial paper. Net debt is also a measure that investors use in the valuation of Viacom Inc.

Net debt, along with total debt is a measure the Company’s management monitors in assessing its capital structure.

The Company respectfully submits that to the extent it continues to disclose this non-GAAP measure it will provide additional disclosures of its reasons.

Fair Value Measurement

Goodwill and Indefinite-lived Intangible Assets, page 58

3.

“We note that your reporting units are consistent with your operating segments. Please identify your reporting units. Addressing both paragraph 30 of SFAS 142 and EITF Topic D-101, tell us how you determined your reporting units.”

The Company respectfully notes that MTV Networks, BET Networks, Paramount and Famous Music Publishing Companies (“Famous Music”) are the reporting units of the Company.

Media Networks

As further discussed in the Company’s response to the Staff’s Comment No. 13, the Media Networks reportable segment has two operating segments (MTV Networks and BET Networks) determined in accordance with the criteria in paragraphs 10 and 17 of Statement of Accounting Standards (“SFAS”) No. 131 “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”).

For purposes of determining the components of the MTV Networks and BET Networks operating segments, the Company considered the guidance in paragraph 30 of SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), which states that a “reporting unit is an operating segment or one level below an operating segment.” The levels below the MTV Networks and BET Networks operating segments are comprised of individual branded programming services such as MTV, MTV2, BET, VH1, and Nickelodeon. These branded programming services offer programming to targeted demographic audiences across cable television, digital and mobile distribution outlets. For example, at December 31, 2006, the Media Networks reportable segment had over 135 cable channels and 171 websites and broadband services. At December 31, 2006, the carrying value of goodwill held by the MTV Networks and BET Networks reporting units was **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** and **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**, respectively, and represents in aggregate approximately **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** of the overall goodwill reflected in the Company’s Consolidated Balance Sheet at December 31, 2006.

In addition to the above guidance, the Company also considered the guidance in paragraph 30 of SFAS 142 for purposes of determining the components of the MTV Networks and BET Networks operating segments which states “a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.” After evaluating the applicable guidance, the Company concluded that the individual branded cable channels are not reporting units of the MTV Networks and BET Networks operating segments under paragraph 30 of SFAS 142 as they do not individually constitute businesses.

In reaching its conclusion, the Company considered the guidance in EITF No. 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF 98-3”), which states: “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations (emphasis added) after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing outputs to its customers.”

EITF 98-3 also states “A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items (inputs, processes and outputs) such that it is not possible for the set to continue normal operations (emphasis added) and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element.”

The Company applied the above guidance in considering whether the branded cable channels meet the definition of a business as follows:

Inputs

The Company has individual operating segment managers responsible for MTV Networks and BET Networks who report to the Company’s Chief Operating Decision Maker (“CODM”). Within each operating segment, the Company executes many critical operating activities on a centralized basis, including entering into arrangements to make programming services available to cable and satellite system operators and digital and mobile distribution outlets, and a significant component of advertising sales. Music, a significant input to the company’s programming, is also licensed on a centralized basis.

Furthermore, with respect to programming, operating segment managers make programming related investment decisions based upon how they believe a program will be accepted by the operating segment’s targeted audiences, based in part on internal and third party research. In numerous instances, programming agreements with third parties are executed at the operating segment level allowing the segment managers to air such programming over the license period on any of their program services. As a result, the operating segment managers decide which programming airs on a specific cable network or channel in order to maximize revenues for the operating segment. Over time, therefore, the operating segment develops (e.g. owns) or acquires (e.g. licenses) a programming “library” which it can deploy across channels and distribution platforms. The Company believes many of its cable channel brands benefit substantially from access to programs that is shared across multiple brands.

Processes

The underlying cable channels for each operating segment have numerous shared processes including affiliation agreements to provide various program services to cable and satellite system operators, license agreements with online and mobile distribution outlets and the technology to insert commercial advertisements which air on the cable channel brands and to track and record advertising and affiliate revenues earned by the cable channel brands. Operating segments also enter into shared contractual arrangements for numerous products and services on behalf of the cable channel brands including rights to utilize recorded music and musical compositions and audience measurement services. Also, advertising, the largest component of revenue, is in many cases sold across multiple MTV Networks as well as BET Networks platforms and brands targeting specific demographic groups.

Outputs

Sales and distribution of the operating segment’s programming is also a shared process performed principally by one functional group for all of the cable channels. In managing affiliate sales in this capacity, the Company believes it optimizes the total number of subscribers to its cable channels, mobile and other services as well as the aggregate subscriber revenues it receives for its program services over the term of the agreements. In the majority of instances, the Company enters into combined contracts pursuant to which large numbers of program services across MTV Networks and BET Networks are distributed to cable and satellite operators and to digital and mobile distributors. The Company believes these activities and outputs are inextricably intertwined.

In summary, the Company does not believe the cable channel brands below the MTV Networks and BET Networks operating segments have the requisite inputs, processes and outputs taken as a whole to be considered self-sustaining businesses. Accordingly, the components of the MTV Networks and BET Networks operating segments do not meet the definition of reporting units as defined in paragraph 30 of SFAS 142 and as a result the Company considers MTV Networks and BET Networks operating segments to also be the applicable reporting units of these two operating segments.

The Company believes the preceding discussions support the conclusion that the MTV Networks and BET Networks operating segments also constitute reporting units. In addition, even if one were to nevertheless consider MTV Networks and BET Networks to have qualifying components, the Company believes that the guidance in EITF No. D-101 “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142” (“EITF D-101”) would also support the conclusion that MTV Networks and BET Networks are appropriately considered reporting units.

Paramount

The Company has concluded that the Paramount operating segment is the reporting unit in accordance with the criteria established in SFAS 142 and EITF D-101. In reaching its conclusion, the Company notes that paragraph 30 of SFAS 142 states “a reporting unit is an operating segment or one level below an operating segment.” In the case of Paramount, three components exist below the operating segment level. Such components include theatrical, home video and television film exploitation activities.

The theatrical component is responsible for the development of feature films. The main activities of the component include locating properties (such as film rights to books or stage plays or original screenplays) which are adapted to serve as the basis for the production of a particular feature film as well as overseeing the actual production of the feature film. The theatrical component releases feature films for exhibition in movie theatres and the operating segment generates revenues from its share of theatrical box office receipts (which the Company discloses in its Annual Report on Form 10-K as the “Theatrical” component of revenues in its Filmed Entertainment reportable segment). In connection with the release of a feature film, the operating segment typically incurs significant print and advertising expenses to generate public awareness. Since such promotional costs can exceed the cost of producing the feature film and are expensed as incurred pursuant to Statement of Position No. 93-7 “Reporting on Advertising Costs” (“SOP 97-3”), a feature film will typically incur a financial loss during its theatrical exhibition. The feature film’s audience acceptance, as measured by theatrical box office success is an effective barometer of the ultimate financial and commercial success a feature film will achieve across the remaining exploitation activities.

Normally, subsequent to its exhibition in movie theatres, a feature film will be distributed to retailers as DVDs. The activities of the operating segment’s home entertainment component include the sale and distribution of DVD’s to retail customers. Feature films are also licensed for exhibition to cable and satellite systems for video on demand exhibition, domestic and foreign cable networks, pay television networks, and broadcast television networks during various windows of time. The Company discloses DVD and television revenues as “Home Entertainment” and “Television” components of the Filmed Entertainment segment revenues in its Annual Report on Form 10-K.

In light of the various and integrated inputs, processes and outputs that are contained in the three components of Paramount discussed above, the Company further considered the additional guidance in paragraph 30 of SFAS 142 which states “a component of an operating segment is a reporting unit if the component constitutes a business.” In evaluating such guidance, the Company has concluded that the components below Paramount are not businesses, and therefore concluded that the Paramount operating segment serves also as the reporting unit.

In reaching its conclusion that the components do not constitute businesses, the Company considered the guidance in EITF 98-3. In respect of such guidance, the Company notes that none of the theatrical, home entertainment and television distribution activities has sufficient inputs, processes and outputs to be considered a self-sustaining business due to the substantive product and operating interdependencies across the various feature film exploitation activities.

Notwithstanding that the Company believes the preceding discussion supports the conclusion that Paramount should be considered a single reporting unit for SFAS 142 purposes, the Company also believes that application of the qualitative factors referenced in EITF D-101 also support the notion that the three components should be combined into one reporting unit. A summary of these factors is described below.

The manner in which an entity operates its business and the nature of those operations

As explained above, the Company operates its Paramount operations as one business that develops, acquires and exploits feature films across multiple distribution channels. Each of the components is economically reliant on the others, and if these components were operated independently, each would lack the inputs, processes and/or outputs, as described in EITF 98-3, to function as a self-sustaining business. The Company also respectfully notes that the provisions of SOP 00-2 would support this conclusion as SOP 00-2 effectively recognizes these substantive interdependencies by requiring feature film costs to be expensed ratably as a function of total revenue and costs across these components.

The Company does not allocate revenues and costs among, or attempt to match revenues and costs for, these three components. Accordingly, the component financial information is not meaningful on a separate, stand-alone basis. Based on these factors, coupled with the fact that EITF D-101 requires a more qualitative assessment in determining similarity, the Company does not believe that it would be meaningful to perform, and it does not perform, a comparative gross margin analysis of the three components as described in paragraph 17 of SFAS 131.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

The Company has set forth throughout this response that the three components of Paramount are substantively economically interdependent. There would be essentially no goodwill associated with Paramount if the three components were forced to operate independently of each other.

The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

As explained above, the feature film is the principal operating asset of the Paramount business and generates the majority of Paramount’s revenues. The feature film is used to generate revenues for the three components and is thus shared by each of the three components. Notably, there are also many other shared processes, including, for example, anti-piracy activities and technical development and support.

Whether the components support and benefit from common research and development projects

The three components all benefit from the locating and developing of properties such as film rights to books or stage plays which are adapted to serve as the basis for the production of a feature film.

The nature of the products and services

The primary operating product used to generate revenues for all three components is the feature film.

The nature of the production process

The primary production process as it relates to all three components, constitutes the feature film production process.

The type or class of customers for their products and services

The customer for all three components is the viewing public audience. Feature films are available for purchase by consumers from the operating segment’s customers, namely, theatrical exhibitors, retailers, television networks and digital distributors.

The methods used to distribute their products or provide their services

In the case of distribution, feature films are delivered digitally and physically to the operating segment’s customers.

If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities

None of the components of Paramount are subject to material regulations other than those customary to operate any business.

Famous Music

The Company has concluded that Famous Music operating segment is the reporting unit in accordance with the criteria established in SFAS 142 and EITF D-101. In reaching such determination, the Company notes that the Famous Music operating segment comprises a single component and thus the operating segment constitutes the reporting unit.

Note 1. Description of Business and Basis of Presentation, page 73

Basis of Presentation

4.

We note that you did not reflect debt service cost in the Consolidated Statements of Earnings for 2004 and 2005. In this regard, please provide your analysis of the inter-company accounts as well as the average balance due to or from related parties for each period for which an income statement is required. Refer to the Interpretive Response to Question 4 in SAB.T.1.B1.

Prior to the separation, Former Viacom centrally managed the cash flows generated from the Company’s various businesses. For all periods through the date of separation in which a Consolidated Statement of Earnings has been presented, the Company generated cash inflows in excess of cash expenditures and allocated charges from Former Viacom thus resulting in an overall net balance due from Former Viacom. Accordingly, as the Company did not have intercompany debt outstanding, the disclosure requirements related to the average intercompany balance due from Former Viacom as contained in Interpretive Response to Question 4 of Staff Accounting Bulletin Topic 1.B1 (“SAB Topic 1.B1”) was not applicable.

In respect of disclosure requirements regarding an analysis of intercompany accounts required by SAB Topic 1.B1, the Company believes it has met such disclosure requirements via the following disclosures which have been made in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2006:

•

The Consolidated Statements of Shareholders’ Equity and Comprehensive Income separately discloses movements in invested capital which are intercompany in nature occurring in each year including acquisitions, disposals and net contributions to Former Viacom

•	The Consolidated Statement of Cash Flows discloses the cash transfers to and from CBS Corporation as Net (contributions) receipts with CBS Corporation

•

Note 1, Description of Business and Basis of Presentation, and Management’s Discussion and Analysis describe the amount, types and methodologies used to allocate costs from Former Viacom recorded in the Consolidated Statements of Earnings

•

Note 15, Related Party Transactions, and Management’s Discussion and Analysis discloses the transactions with CBS Corporation, including revenues and operating expenses, as included in the Consolidated Financial Statements

•	Note 15, Related Party Transactions, and Management’s Discussion and Analysis discloses the terms of the Separation and Separation Related Agreements with CBS Corporation

In addition to the disclosures surrounding intercompany activity as detailed above, the Company believes it has fully complied with related party disclosure requirements including disclosures surrounding the $5.4 billion preliminary special dividend paid to Former Viacom and the basis of presentation of the financial statements prior to the separation. Regarding the carve-out basis of presentation, the Company disclosed in Note 1, that “indebtedness other than certain capital lease obligations, was not transferred to Viacom and remained at CBS Corporation. Accordingly, debt service cost is not reflected in the Consolidated Statement of Earnings for the years ended December 31, 2005 and 2004.” It should be further noted, that the Company provided pro forma financial information as prepared in accordance with Article 11 of Regulation S-X in its Annual Report on Form 10-K for the year ended December 31, 2005 to provide investors with meaningful disclosure regarding the financial impact if the separation had occurred as of the beginning of 2005. Such pro forma disclosures include the impact on interest expense as if the $5.4 billion in borrowings to pay the preliminary special dividend to CBS Corporation had occurred at the beginning of 2005.

In preparing its Annual Report on Form 10-K, the Company did not continue to present 2005 pro forma financial information as the Statement of Earnings for the year ended December 31, 2006 reflects the actual costs of the Company’s capital structure, inclusive of debt service costs, as a stand alone public reporting entity.

In summary, we believe the disclosure concepts of SAB Topic 1B1 are more applicable when the historical financial statements do not include interest expense for any period or when the ultimate debt structure is not known at the time the financial statements are prepared. We believe we have presented the most meaningful information to investors by disclosing actual interest for 2006, pro-forma interest expense for 2005 based upon the actual debt structure and the extensive disclosure of related party transactions including the Separation from and related transactions with Former Viacom as described above.

Note 2. Summary of Significant Accounting Policies, page 76

Revenue

5.

We note that you recognize advertising revenue when the advertising is aired and the contracted audience rating is met. Tell us, and disclose your basis for determining how “contracted audience rating” is met.

The Company’s Media Networks operating segment typically sells units of commercial advertising time to advertisers which contain ratings guarantees. Gross ratings points (“GRPs”) are chiefly used to measure the performance of television based advertising campaigns. Ad campaigns sold by the Company’s cable channels typically require a certain number of GRPs among a particular demographic (e.g., 18-49 year olds) across the duration of a campaign. The GRP of a campaign is equal to the percentage of people who viewed the advertising spot. The total number of viewers, or impressions, is computed from the GRP.

Media Networks utilizes the services of an independent third party to provide it the requisite data that details actual impressions for each unit of commercial advertising time (equalized to 30 second commercial units) according to viewing demographics. The third party obtains its rating information from Neilson Media. The information provided by the independent service provider is then compared to the impressions guaranteed on a sales order by sales order basis to each advertiser.

To the extent the reported impressions equal or exceed the amount guaranteed to advertisers on a sales order by sales order basis, the contractual audience ratings are fully met. To the extent the reported impressions computed are less than the guaranteed impressions on a sales order by sales order basis, additional impressions are required to be delivered.

6.	Citing your basis in the accounting literature, tell us and disclose:
•	How you establish or determine the amount to be recognized under the audience deficiency unit liability.

Agreements with advertisers are documented via sales order which details the number of advertising spots purchased, the length of the spot (i.e. typically a 30 second advertising spot), the date and time the advertising spot will air on the cable network, the cost of the spot and in instances where ratings are guaranteed to the advertiser, the minimum ratings which must be met by the Company to earn the full value of the advertising spot stipulated in the sales order. Agreements with advertisers typically provide for “make good” or “recapture” provisions that allow the Company to air additional advertiser’s commercials in the future in order to complete delivery of any shortfall in ratings.

The amount at the end of each reporting period recognized as audience deficiency unit (“ADU”) liability is the product of two numbers. The first is the shortfall in the number of impressions measured as the difference between guaranteed impressions versus actual impressions delivered. The second is the price per impression as derived from the sales order entered into with the advertiser.

As described above, the Company determines the number of impressions achieved by reference to the number of impressions reported to it by the independent service provider.

That information is compared to the number of impressions guaranteed to an advertiser on an equivalent 30 second spot basis to derive the shortfall in the number of impressions.

For arrangements entered into with advertisers containing ratings guarantees, the Company records revenue equal to the actual number of impressions delivered, up to the guaranteed level, at the contractual rate per impression. For revenue processing purposes, the Company invoices and records revenues at the full contractual value of the advertising spot once aired. At the end of each reporting period, the third party reports are obtained and analyzed by the Company and upon validation are utilized to determine any contractual shortfall in impressions. To the extent there is such a contractual shortfall, revenue not earned is deferred and a corresponding liability is recorded at the period end.

In regard to the recognition of Advertising Revenue, the Company considered Staff Accounting Bulletin Topic 13: Revenue Recognition (“SAB 104”). SAB 104 states “The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,
•	Delivery has occurred or services have been rendered,
•	The seller’s price to the buyer is fixed or determinable, and
•	Collectibility is reasonably assured.”

The Company believes it meets all the criteria under SAB 104 for revenue to be recognized in the period it airs the advertisement. The amount of revenue earned is based on the impressions delivered under the terms of the sales order through the period end date.

In addition to SAB 104, the Company further considered paragraph 83(b) of FASB Statement of Concepts 5, “Recognition and measurement in Financial Statements of Business Enterprises,” (“CON5”), which states, “revenues and gains of an enterprise during a period are generally measured by the exchange of values of assets or liabilities involved and recognition involves consideration of two factors, (a) being realized or realizable and (b) being earned, with sometimes one and sometimes the other being the more important consideration.” Paragraph 83b continues and addresses the earned criteria, “revenues are not recognized until earned...and revenues are considered earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.” Paragraph 84(b) of CON5 continues “If sale or cash receipt (or both) precedes production and delivery (for example, magazine subscriptions), revenues may be recognized as earned by production or delivery.”

In reaching its conclusion with respect to advertising revenue recognition, the Company believes that its accounting conclusion that advertising revenues are earned as contractual obligations to deliver advertisers’ specific impressions are met under SAB 104 is also consistent with the guidance stipulated in CON5 detailed above.

•	Which account offsets the subject liability.

As discussed above, for revenue processing purposes, the Company invoices and records revenue at the full contractual value of the advertising spot upon airing. Accordingly, any ADU is reflected as a reduction to advertising revenue.

•	How the above amounts are presented in the financial statements.

When an ADU is created it is recorded as a reduction to Revenues in deriving the amount of reported Revenues as presented in the Company’s Consolidated Statement of Earnings and the corresponding ADU liability is included as a component of Deferred Revenue presented in the Company’s Consolidated Balance Sheet.

•	How you account for the provision of additional air time for the advertiser.

The provision of additional air time for advertisers is recognized in the Company’s Consolidated Financial Statements in the period in which such advertising is aired and delivers sufficient impressions such that the Company’s contractual obligations to advertisers are satisfied. The Company accounts for the provision of additional air time for the advertiser by a reduction in the previously recorded Deferred Revenue – with the offset recorded to Revenues.

Note 4. Business Combinations, page 82

Sale of Dreamworks Live Action Film Library, page 82

7.

Per your disclosure, shortly after your acquisition of DreamWorks, you sold a fifty-one percent controlling interest in DW Funding (a wholly-owned subsidiary of DreamWorks which holds the title to the live-action library) to Soros and Dune. Based on your consideration of paragraph 39 of SFAS 142,

•	Tell us if any goodwill associated with or allocable to DW Funding was included in the carrying amount of the controlling interest that was sold to Soros and Dune.
•	Please disclose if the goodwill remaining in the portion of the reporting unit that was retained was tested for impairment.

In connection with the acquisition of DreamWorks L.L.C. (“DreamWorks”), the Company acquired the live action film library of DreamWorks. The Company publicly disclosed at the time of acquisition its intention to sell the recently acquired film library. For purposes of allocating the cost of the acquisition to assets acquired and liabilities assumed, the fair value of the film library was reflected at the proceeds received by the Company from the sale of the library. Accordingly, no gain or loss was recognized upon disposition of the film library.

In computing the gain or loss on the sale of the film library, the Company considered paragraph 39 of SFAS 142 which states, “when a reporting unit, or portion of reporting unit that constitutes a business, is disposed of, goodwill associated with that business should be included in the carrying amount of the business in determining the gain or loss on disposal.” The Company noted the only items included in the sale were the intellectual property and inventory related to the film library which were legally owned by DW Funding LLC, a wholly owned subsidiary of DreamWorks. Importantly, the sale excluded other inputs, specifically employees and other long-lived assets, the processes applied to those inputs and the resultant outputs, all of which are necessary to conclude that the sale of the film library constituted a business as defined per paragraph 6 of EITF 98-3. The Company believes the five-year agreement entered into in connection with the sale of the film library for the Company to provide distribution services is supporting evidence that the Company retained the processes necessary to generate the associated outputs. Accordingly, no goodwill was associated with, or allocated to, the carrying amount of the live-action film library sold, as the Company concluded that the film assets sold did not represent the disposition of a reporting unit or a portion of a reporting unit that constituted a business.

DreamWorks was integrated into the Paramount Pictures Corporation (“Paramount”) reporting unit and the goodwill generated from the DreamWorks acquisition of approximately **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** increased the goodwill of the Paramount reporting unit. In accordance with paragraph 26 of SFAS 142, the reporting unit goodwill was tested for impairment as part of the Company’s annual impairment review and determined not to be impaired.

Note 9. Securitization of Receivables, page 87

8.	We note that you account for the securitizations of pooled receivables through an SPE as sales because “the Company has relinquished control of the receivables.” In this connection, tell us if
•	Your relinquishment of control meets all the conditions specified in paragraph 9 of SFAS 140;
•	The SPE is a qualified SPE in accordance with paragraph 35 of SFAS 140

Citing the terms of the arrangement, tell us in detail how the SPE’s credit losses and expenses will impact the collectibility of your retained interest.

The Company sells a percentage ownership interest (an undivided interest) in certain accounts receivable on a revolving non-recourse basis through several designated special purpose entities (“SPEs”) to investors through a conduit which is a third party financial institution (the “Securitizations”). It should be noted that the SPEs are not qualifying SPEs as they do not meet the criteria specified in paragraph 35 of SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”). Accordingly, the SPEs are consolidated by the Company.

The Securitizations are executed through bankruptcy remote entities known as Viacom Receivables Funding I Corporation which the Company established to securitize a portion of the Media Networks Segment’s affiliate and advertising accounts receivable and Viacom Receivables Funding V Corporation which the Company established to securitize a portion of the Filmed Entertainment Segment’s Home Entertainment accounts receivable.

In reaching its conclusion on the accounting for the Securitizations described above as sales, the Company considered and believes fully met the guidance in paragraph 9 of SFAS 140.

As required in paragraph 9a of SFAS 140, the transferred accounts receivables have been isolated from, and are beyond the reach of, the Company and its creditors using what is commonly referred to as a “two-step” structure described in paragraph 83 of SFAS 140. Accordingly, in the event of a bankruptcy proceeding of the Company, the transferred receivables would not constitute property of the Company. The Company has obtained third party documentation to support this isolation assertion. In accordance with paragraph 9b of

SFAS 140, there is no provision in the underlying transfer and administration agreements that restricts the transferee (the buyer of the undivided interest in the pool of receivables owned by the SPE) from pledging or exchanging the acquired interest, and no condition in the agreements constrains the transferee from taking advantage of its rights to pledge or exchange. In accordance with paragraph 9c of SFAS 140, the Company does not maintain effective control over the transferred undivided interests in the receivables. Furthermore, the Company does not have the right to reclaim or repurchase the interests.

In terms of credit losses and expenses of the SPEs, the interest retained by the Company in the transferred receivables consists of a subordinated right to the cash flows ultimately generated by the pool of account receivables which underlie the Securitizations (i.e. cash collections), thereby providing credit enhancement to the investors. In that regard, under the terms of both Securitizations, the investors’ investment (i.e. $650 million in the case of Viacom Receivables I Corporation and $300 million in the case of Viacom Receivables V Corporation) cannot exceed the total account receivables initially transferred by the Company to the SPEs, less a formulaic reserve which takes into consideration the creditworthiness of the account receivable portfolio underlying the Securitizations, among other factors. The Company takes into consideration such subordination in valuing its retained interest.

9.	Please disclose the information required under paragraphs 17(e)-(h) of SFAS 140

In connection with the Securitizations, the Company does not record servicing assets or liabilities as the Company believes the rate in which it receives for servicing the account receivables under the terms of both Securitization arrangements approximates a market rate. Accordingly, the disclosure requirements specified in paragraph 17(e) through 17(g) of SFAS 140 are not applicable to the Company.

With respect to disclosures required under paragraph 17(h) of SFAS 140, the Company respectfully notes that it complied with the disclosure requirements where material, including disclosures made in Note 9 to the Company’s Consolidated Financial Statements as well as the cash flow impact of the Securitizations which were separately disclosed in the Company’s Statement of Cash Flows included in the Company’s Annual Report on Form 10-K. In future filings, the Company will expand its disclosures surrounding its securitization arrangements including the related accounting policies applicable to such arrangements.

10.	Tell us the nature of the performance ratios required of the pooled receivables. Please disclose the consequences that may arise if the receivable pools do not meet the required performance ratios.

Each of the Company’s securitization facilities includes performance ratios. Depending upon the programs the ratios are either a default ratio, a dilution ratio and a delinquency ratio, or a default ratio, days sales outstanding target level, dilution ratio and a required reserve ratio. Failure to meet one of the performance ratios gives the conduit the opportunity to terminate (that is, provide the conduit with the right to cease purchasing undivided interests in new receivables contributed by the Company to the SPE, in which case the arrangement goes into amortization mode), but does not constitute an automatic event of termination. The only automatic event of termination is bankruptcy of the SPE or Viacom Inc.

11.	Citing the pertinent accounting literature, tell us, and disclose why you believe that your inclusion of the retained interest in receivables is appropriate.

As discussed above, the Company sells, on a revolving non-recourse basis, a percentage undivided ownership interest in certain accounts receivable owned by the SPEs. As the SPEs are not qualifying (as they do not meet the criteria specified in paragraph 35 of SFAS 140, as noted above), they represent wholly owned entities of the Company subject to the consolidation provisions of SFAS No. 94 “Consolidation of All Majority – Owned Subsidiaries.” The SPEs continue to own a non-certificated retained interest in the pool of receivables that is subordinate to the undivided interest transferred to the investing conduit. As this interest is not a security as defined in SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities,” the retained interest in such accounts receivable held by the SPEs are included as a component of accounts receivable in the Company’s Consolidated Balance Sheets.

Note 16. Commitments and Contingencies, pages 104-105

Guarantees

12.

We note that you recorded liabilities to reflect the fair value of certain guarantee and indemnification obligations. On page 101, you stated that in connection with the separation and pursuant to the terms of the Tax matters Agreement, Viacom and CBS Corporation agreed to each be financially responsible for 50% of any potential liabilities that arose in 2005 or earlier, to the extent such potential liabilities were not directly attributable to their respective business operations. Tell us if you have established a liability or receivable for the subject potential tax indemnification settlement in the financial statements. If not, tell us why.

The Tax Matters Agreement (“TMA”), in relevant part, provides that the Company will generally be responsible for federal, state and local, and foreign income taxes for periods before the merger relating to the Company’s business. Other income tax liabilities, including items that do not specifically relate to either business, will be shared equally by the Company and CBS Corporation (“CBS”).

Accordingly, the Company maintains reserves for tax exposures for all tax years open for examination by tax authorities including amounts for 2005 and prior related either to its businesses or its proportionate share of exposures not specifically related to the Company’s business at the time of the separation with CBS. Such tax reserves are recorded as a component of Other Non-Current Liabilities in the Company’s Consolidated Balance Sheets.

We respectfully also note that the Company has not recorded a liability for the indemnification to CBS for income taxes that would become due from the transactions related to the merger and the distribution of Viacom Inc. stock if the merger and distribution do not qualify as tax-free since management believes such liability is remote based upon a number of considerations including the Company’s receipt of a ruling from the Internal Revenue Service regarding aspects of the transaction.

Note 18. Reportable Segments, page 109

13.

We note your disclosure that the Company’s reportable operating segments have been identified in accordance with the Company’s “internal management structure.” In this regard please provide us with the following

The Company respectfully notes that its business is comprised of four operating segments, MTV Networks, BET Networks, Paramount and Famous Music, and two reportable segments, Media Networks (comprised of MTV Networks and BET Networks) and Filmed Entertainment (comprised of Paramount and Famous Music).

•	A description of your internal reporting management structure and why you used it as your basis for segment reporting.

The Company’s internal management structure supports the CODM in his resource allocation and performance assessment responsibilities. Segment managers, as defined in paragraph 14 of SFAS 131 for MTV Networks, BET Networks, Paramount and Famous Music operating segments report to the CODM and are directly accountable to and maintain regular contact with the CODM. Operating segment management is solely responsible for allocation decisions within their segments.

•	Your consideration of paragraph 16 of SFAS 131 in determining your reportable segments.

The Company provided information in its Annual Report on Form 10-K about the areas in which the Company operates, namely, providing entertainment content to cable television, internet and mobile outlets (MTV Networks and BET Networks), exploitation of feature films (Paramount) and exploitation of recorded music content (Famous Music). The Company also respectfully believes that it has provided users of its consolidated financial statements meaningful financial information about its two reportable segments, Media Networks and Filmed Entertainment, in order to help users better understand the Company’s performance, better assess its prospects for future net cash flows and make more informed judgments about the Company as a whole, consistent with the objectives of SFAS 131.

In determining that MTV Networks, BET Networks, Paramount and Famous Music are the Company’s operating segments, the Company considered the criteria of paragraph 10 of SFAS 131, and concluded that each of these operating segments met the requirements of paragraphs 10a, 10b and 10c. In particular, the Company considered the provisions of paragraph 10b of SFAS 131, and noted that the Company’s Chief Executive Officer is the CODM as defined in paragraph 12 of SFAS 131. The Company’s CODM regularly meets with segment managers, reviews the operating performance and assesses progress against the strategic objectives of MTV Networks, BET Networks, Paramount and Famous Music.

Media Networks Reportable Segment

In determining whether to aggregate MTV Networks and BET Networks into one reportable segment, the Company considered the provisions of paragraph 17 of SFAS 131. The Company notes that the principal activities of both the MTV Networks and BET Networks segments are the operation of cable broadcast networks, and as such, both operating segments are in the same line of business, have similar businesses prospects and thus exhibit similar economic characteristics. In addition, the Company notes the following other factors that were considered when determining whether to aggregate these two operating segments:

The nature of the products and services

The principal products of the MTV Networks and BET Networks operating segments are similar. Both are comprised of the production and distribution of branded programming for and to targeted viewers across cable, internet and mobile.

The nature of the production processes

As programming content networks, MTV Networks and BET Networks have similar production processes. Both develop original programming content with relationships with third party creative resources as well as internal resources. Both also acquire third party content via arrangements that allow them to air licensed programming for specified periods of time across one or more brands.

The type of class of customer for their products and services

MTV Networks and BET Networks customers are advertisers, operators of cable and other platforms, licensees of brands, characters and consumer products, and viewers of programming content across cable, internet and mobile. MTV Networks and BET Networks channel brands generally have common affiliation agreements with cable system operators from which affiliate fees are earned. MTV Networks and BET Networks generate advertising revenues by selling advertisers commercial inventory on their channel brands, in large part via shared centralized advertising sales staff. In addition, both MTV Networks and BET Networks develop transactional customer relationships with consumer/visitors of their websites.

The methods used to distribute their products or provide their services

Both MTV Networks and BET Networks distribute programming content principally through third party cable operators, internet service providers and mobile carriers and receive licensing revenue from packaged media and consumer products companies.

The nature of the regulatory environment

Both operating segments are subjected to the same oversight and regulation.

*     *     *

In summary, the Company believes MTV Networks and BET Networks exhibit similar long term economic characteristics and meet the aggregation criteria of paragraph 17 of SFAS 131. As result of meeting the aggregation criteria in paragraph 17 of SFAS 131, the MTV Networks and BET Networks operating segments are considered a single reportable segment. Such aggregation is disclosed in Note 1 of the Company’s Consolidated Financial Statements filed on its Annual Report on Form 10K. The Company notes that the BET Networks operating segment represents **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC.

PURSUANT TO RULE 83**of the Media Networks reporting segment revenues, operating income and total assets, respectively, for the year ended and as at December 31, 2006. In prior periods, BET Networks comprised a similar percentage of the Media Networks reporting segment.

The Company also respectfully notes that BET Networks represented approximately **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**of the Company’s total operating segment revenues, operating income and total assets, respectively, for the year ended and as at December 31, 2006. With respect to total assets, the Company also respectfully notes that excluding goodwill included within BET Networks total assets, BET Networks total assets would have represented **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**of the Company’s total assets as at December 31, 2006.

Filmed Entertainment Reportable Segment

Paramount

As discussed above, Paramount meets the criteria of paragraph 10 of SFAS 131 and thus is an operating segment of the Company. In addition, the Company notes that the operating segment meets the criteria of paragraph 16 of SFAS 131, and as such is a required reportable segment.

The Paramount operating segment has been included in the Company’s Filmed Entertainment reportable segment, which includes Famous Music as further described below.

Famous Music

During 2006, Famous Music met the criteria of paragraph 10 of SFAS 131 and as such was an operating segment of the Company.

Although an operating segment, Famous Music does not meet the criteria of paragraph 16 of SFAS 131 and is not separately reported by the Company. This results as none of the revenue, operating income or assets quantitative thresholds established in paragraph 18 of SFAS 131 were met. As summarized below, the Company respectfully notes that Famous Music comprises less than one percent of the Company’s revenue and operating income for each of the three years in the period ended December 31, 2006 and less than one percent of the Company’s total assets at December 31, 2006, 2005 and 2004.

2006 ($ in millions)
	Revenue	Operating Income	Assets
Viacom Inc.	11,466.5	2,771.8	21,796.7
Famous Music	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**
% of Total	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

2005 ($ in millions)
	Revenue	Operating Income	Assets
Viacom Inc.	9,609.6	2,366.4	19,155.6
Famous Music	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**
% of Total	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

2004 ($ in millions)
	Revenue	Operating Income	Assets
Viacom Inc.	8,132.2	2,282.8	18,440.8
Famous Music	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**
% of Total	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

In determining how the Company would report the Famous Music operating segment, the Company considered the appropriateness of reporting Famous Music with the Paramount operating segment. Although the Famous Music operating segment does not meet the aggregation criteria as defined in paragraph 17 of SFAS 131, the Company has nonetheless included the Famous Music operating segment with the Paramount operating segment under the Filmed Entertainment reporting segment as the Company believes that such a presentation is consistent with the overall objectives and principles of SFAS 131 due to the following quantitative and qualitative factors as further described below.

The percentage of the revenues, operating income and assets of the Filmed Entertainment’s operating segment represented by Famous Music for the three years ended December 31, 2006 is set forth below

2006 ($ in millions)
	Revenue	Operating Income	Assets
Paramount	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**
Famous Music	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**
Filmed Entertainment	4,379.2	137.1	6,089.6
% of Total Segment	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

2005 ($ in millions)
	Revenue	Operating Income	Assets
Paramount	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**
Famous Music	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**
Filmed Entertainment	2,995.3	70.1	4,791.6
% of Total Segment	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

2004 ($ in millions)
	Revenue	Operating Income	Assets
Paramount	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**
Famous Music	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**
Filmed Entertainment	2,513.7	156.8	4,100.5
% of Total Segment	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

In assessing the quantitative significance of including the Famous Music operating segment with the Paramount operating segment, the Company notes that Famous Music **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**. In considering the impact of Famous Music operating income on the Filmed Entertainment reporting segment, the Company noted that **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**.

In summary, the Company believes that the inclusion of the Famous Music operating segment with the Paramount operating segment had no meaningful impact on how investors and other users of the Company’s financial statements would have viewed the performance and prospects of the Company as a whole, or the performance or prospects of Paramount if presented separately from Famous Music.

In addition to the above quantitative considerations, the Company also considered the following qualitative factors:

•

For years ending prior to December 31, 2006, Famous Music was managed by Paramount and not considered an operating segment, as the CODM review was not performed at this disaggregated level and as such, the definition of an operating segment per paragraph 10(b) SFAS 131 was not satisfied.

•

The largest component of net revenues for Famous Music are generated from the exploitation of musical compositions licensed from Paramount and originally composed for use in motion pictures produced by Paramount and the revenues from which are shared with Paramount.

•

A new internal management structure, including a specific segment manager for Famous Music, as defined in paragraph 14 of SFAS 131, was put in place in 2006, primarily to ready the business for sale. The Company is currently soliciting bids for the sale of Famous Music.

Based upon the aforementioned quantitative and qualitative considerations, the Company has included the Famous Music operating segment within the Filmed Entertainment reportable segment. In future filings on Form 10-K, to the extent that the Company is unsuccessful in its efforts to sell Famous Music and provided the Company maintains its current internal management structure, the Company will report the Famous Music operating segment as part of an “Other” reporting segment, in accordance with paragraph 21 of SFAS 131.

•	The information provided to your CODM to make decisions about resources to be allocated to each segment and assess its performance.

**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

Note 18. Reportable Segments, page 109

14.

Tell us to which acquisition the “acquired” sales returns and allowances pertains and your basis for establishing the valuation account. Additionally, please tell us and disclose the nature of the significant increase in the deduction from the “sales return and allowances” account during 2006.

Sales returns and allowances for the Company relate principally to sales of DVD product to retail customers.

The Company respectfully notes that as disclosed in note 4 to the Company’s Consolidated Financial Statements, the Company acquired in 2006 at which time the assets and liabilities assumed, which included acquired receivables, were recorded at fair value in accordance with paragraph 37 of SFAS No. 141 “Business Combinations.”

In presenting Schedule II - Valuation and Qualifying Accounts, the Company has presented the separate components utilized to derive the fair value of accounts receivable acquired in connection with the DreamWorks acquisition as the Company believes such presentation is the most meaningful presentation to investors and other users of the Company’s Financial Statements.

The $231 million increase in deductions from sales returns and allowances disclosed in Schedule II principally relates to DreamWorks titles, including 2006 feature film DVD releases including Madagascar, Shark Tale and War of the Worlds, a co-production with Paramount.

*     *     *     *

We hereby acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

Stephen T. Giove

cc:	Larry Spirgel, Assistant Director, Securities and Exchange Commission

Philippe P. Dauman, President and Chief Executive Officer

Thomas E. Dooley, Senior Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Jacques Tortoroli, Senior Vice President, Controller and Chief Accounting Officer

Michael D. Fricklas, Executive Vice President, General Counsel and Secretary

Frederic V. Salerno, Chairman of the Audit Committee

James O’Shaughnessy, PricewaterhouseCoopers LLP

Rudy Licciardi, PricewaterhouseCoopers LLP